FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2006

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ AKIHIKO TOYOTANI
Akihiko Toyotani
General Manager of
Finance Division

Date: January 30, 2006

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Consolidated Financial Results for the nine Months Ended December 31, 2005

2.	Supplemental Information for Consolidated Financial Results for the nine Months Ended December 31, 2005

January 30, 2006

KYOCERA CORPORATION

Consolidated Financial Highlights (Unaudited)

Results for the Nine Months Ended December 31, 2005

	(Yen in millions, except per share amounts and exchange rates)
	Nine months ended December 31,		Increase (Decrease) (%)
	2005	2004
Net sales	864,490	892,642	(3.2)
Profit from operations	69,203	81,399	(15.0)
Income before income taxes	87,977	88,965	(1.1)
Net income	49,993	57,163	(12.5)
Average exchange rates :
US$	112	109	—
Euro	137	135	—
Earnings per share :
Net income
Basic	266.66	304.88	—
Diluted	266.64	304.80	—
Capital expenditures	70,723	46,202	53.1
Depreciation	44,809	42,782	4.7
R&D expenses	43,737	41,364	5.7
Total assets	1,917,949	1,770,575	—
Stockholders’ equity	1,283,130	1,186,851	—
Sales of products manufactured outside Japan to net sales (%)	31.4	33.2	—

Consolidated Results of Kyocera Corporation and its Subsidiaries

for the Nine Months Ended December 31, 2005

1. The basic items on preparation for consolidated results for the nine months ended December 31, 2005 :

(1) The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

(2) Change in accounting policies : None

(3) Changes in scope of consolidation and application of the equity method :

	Consolidation	Equity method
Increase	3	0
Decrease	2	3

2. Consolidated financial information for the nine months ended December 31, 2005 :

(1) Consolidated results of operations :

	Nine months ended December 31,		Year ended March 31,
	2005	2004	2005
Net sales	¥864,490 million	¥892,642 million	¥1,180,655 million
% change from the previous period	(3.2)%	9.4%	3.5%

Profit from operations	69,203 million	81,399 million	100,968 million
% change from the previous period	(15.0)%	67.9%	(7.3)%

Income before income taxes	87,977 million	88,965 million	107,530 million
% change from the previous period	(1.1)%	65.7%	(6.5)%

Net income	49,993 million	57,163 million	45,908 million
% change from the previous period	(12.5)%	71.9%	(32.6)%

Earnings per share :
Net income
Basic	¥266.66	¥304.88	¥244.86
Diluted	266.64	304.80	244.81
(2) Consolidated financial condition :
	As of December 31,		As of March 31,
	2005	2004	2005
Total assets	¥1,917,949 million	¥1,770,575 million	¥1,745,519 million
Stockholders’ equity	1,283,130 million	1,186,851 million	1,174,851 million
Stockholders’ equity to total assets	66.9%	67.0%	67.3%
Stockholders’ equity per share	¥6,844.39	¥6,330.37	¥6,266.50

(3) Consolidated cash flows :

	Nine months ended December 31,		Year ended March 31,
	2005	2004	2005
Cash flows from operating activities	¥97,313 million	¥101,564 million	¥145,523 million

Cash flows from investing activities	(135,081) million	(144,795) million	(132,494) million

Cash flows from financing activities	(24,054) million	(58,019) million	(67,344) million

Cash and cash equivalents at end of period	256,765 million	261,220 million	310,592 million

3. Consolidated financial forecast for the year ending March 31, 2006 :

Year ending March 31, 2006
Net sales	¥1,200,000 million
Income before income taxes	¥125,000 million
Net income	¥73,000 million

Note 1:

There are no changes in the above forecast for the year ending March 31, 2006 from the forecast, which was shown in the Form 6-K submitted on October 27, 2005.

Note 2:

Forecast of earnings per share :	¥389.34

Net income per share amounts is computed based on Statement of Financial Accounting Standards No.128. Forecast of earnings per share is computed based on the diluted average number of shares outstanding during the nine months ended December 31, 2005.

With regard to forecasts set forth above, please refer to the accompanying “Forward Looking Statements” on page 18.

Business Results, Financial Condition and Prospects

1. Business Results for the Nine Months Ended December 31, 2005

(1) Economic Situation and Business Environment

The Japanese economy continued to expand steadily, although moderately, during the nine months ended December 31, 2005 (the nine months) on the back of improved corporate earnings, increased capital investment and robust personal consumption. As to the world economy, the U.S. economy continued to grow through healthy expansion in personal consumption, while in Europe an increase in exports helped the economy to continue on a modest recovery track. The Chinese economy maintained high growth as exports increased due to expanded production of electronic equipment and strong capital investment in the private sector. Other economies in Asia also expanded steadily as a whole.

In the three months from April 1, 2005 to June 30, 2005 (the first quarter), the business environment was severe in the electronics industry, which is a key market for Kyocera Corporation and its consolidated subsidiaries (Kyocera). Recovery in demand was moderate, while components prices declined significantly. Nonetheless, the environment has made an about-turn since last summer. Not only has production of core digital consumer products such as mobile phone handsets, PCs and digital home appliances expanded remarkably, but demand for related electronic components has also been on an upward trend.

(2) Operating Highlights

1) In May 2005, Kyocera decided to outsource the manufacture of mobile phone handsets of Kyocera Wireless Corp. (KWC), a U.S. subsidiary, and to sell KWC’s manufacturing equipment and inventories to Flextronics International Ltd., a leading provider of electronics manufacturing services. The production transfer was completed in September 2005. Through this outsourcing, KWC has realized a major reduction in manufacturing costs, thereby driving a significant improvement in profitability in the three months from October 1, 2005 to December 31, 2005 (the third quarter).

2) Since June 2005, Kyocera implemented a new executive officer system to enhance Kyocera’s management organization under a global consolidation system, and accordingly, appointed a Chief Executive Officer (CEO), a Chief Financial Officer (CFO) and a Chief Operating Officer (COO). The CEO will take responsibility for mid and long-term Kyocera’s management policy and strategy formulation and execution, while the CFO will be responsible for constructing and executing a financial strategy for Kyocera that ensures the effective implementation of these management strategies. The COO will be in charge of daily management issues and business execution to achieve yearly management plans. At the same time, Kyocera also introduced a new corporate business group system, headed by newly appointed executive officers. These business group leaders will be responsible for each product line on a global and consolidated basis.

3) In June 2005, Kyocera entered into a purchase agreement with IBM Japan, Ltd. to purchase the land, building and other assets of the Yasu Office (Yasu City, Shiga Prefecture) owned by IBM Japan, Ltd. The transfer took place in August 2005. Kyocera intends to make the most effective use of the acquired assets to provide meaningful enhancement to the future business of Kyocera.

4) Kyocera accepted a tender bid by Square Enix Co., Ltd. for shares of Taito Corporation, an equity-method affiliate engaged in the amusement business, and sold its entire holding of shares of Taito Corporation (133,260 shares, 36.02% of outstanding shares) in September, 2005. The gain on sale of shares of Taito Corporation recorded in the six months ended September 2005 (the first half) was ¥6,931 million.

5) In November 2005, Kyocera established the Corporate Social Responsibility (CSR) Committee to deliberate upon and decide the policy and material matters with regard to CSR, and the Corporate CSR Division to execute these policies and material matters determined by the CSR Committee throughout Kyocera to strengthen its CSR activities across the board. Kyocera aims to generate sustainable growth by contributing to the healthy development of society through coordinated activities in Japan and overseas that take into consideration both Japanese and overseas trends in CSR.

(3) Consolidated Financial Results

	(Yen in millions, except per share amounts and exchange rates)
	Nine months ended December 31,		Increase (Decrease) %
	2005	2004
Net sales	864,490	892,642	(3.2)
Profit from operations	69,203	81,399	(15.0)
Income before income taxes	87,977	88,965	(1.1)
Net income	49,993	57,163	(12.5)
Diluted earnings per share	266.64	304.80	—
Average US$ exchange rate	112	109	—
Average Euro exchange rate	137	135	—

1)	Overview of Performance for the Nine Months Ended December 31, 2005

In the components business, the Applied Ceramic Products Group posted a considerable increase in sales compared with the nine months ended December 31, 2004 (the previous nine months) as sales of solar energy products and cutting tools were strong throughout the nine months amid continued global market expansion. Sales and operating profits in the Fine Ceramic Parts Group and the Electronic Device Group decreased compared with the previous nine months, however, due to the substantial decline in component prices in the first half.

Meanwhile, sales in the equipment business decreased compared with the previous nine months due to that a slowdown in sales at KWC which is in the process of executing structural reforms, and a large downsizing of the camera equipment business outweighed robust sales of mobile phone handsets and PHS handsets in the Japanese market. Operating profit in the equipment business increased as operating losses from the Telecommunications Equipment Group and the Optical Equipment Group were significantly reduced owing to increased sales of new products and the positive effects of structural reforms.

As a result of these business performances, overall Kyocera’s sales and profits for the nine months decreased compared with the previous nine months.

In addition, an average rate of the yen depreciated 3 yen against the U.S. dollar and also depreciated 2 yen against the Euro compared with the previous nine months. Accordingly, net sales and income before income taxes after translation into the yen had a positive impact of approximately, ¥16.7 billion and ¥4.3 billion, respectively.

Furthermore, following the merger of Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc., on October 1, 2005, Kyocera’s shares in UFJ Holdings, Inc. were exchanged for shares of the new company, Mitsubishi UFJ Financial Group. As a result of this share exchange, Kyocera recorded a gain in the amount of ¥5,281 million in the third quarter.

2)	Overview of Performance for the three months from October 1, 2005 to December 31, 2005

Sales in the components business increased considerably compared with the three months from October 1, 2004 to December 31, 2004 (the previous third quarter), reflecting sales growth particularly in the Electronic Device Group and the Semiconductor Parts Group due to increased production of digital consumer products. Furthermore, sales in the Applied Ceramic Products Group increased due mainly to expanded sales of solar energy products and cutting tools compared with the previous third quarter. Operating profits in the components business increased considerably due to the positive effects of higher sales and improved productivity.

The equipment business posted a marked increase in sales compared with the previous third quarter, due to increased sales of new mobile phone handsets and PHS handsets in the Japanese market. Increased sales and improved profitability due to the structural reforms at KWC and the Optical Equipment Group resulted in a remarkable growth of operating profit compared with the previous third quarter.

(4)	Consolidated Sales and Operating Profits by Reporting Segment

Consolidated sales and operating profits by reporting segments is as follows.

	(Yen in millions)
	Nine months ended December 31,		Increase (Decrease) %
	2005	2004
Fine Ceramic Parts Group	50,839	56,681	(10.3)
Semiconductor Parts Group	98,887	98,479	0.4
Applied Ceramic Products Group	85,713	69,731	22.9
Electronic Device Group	193,897	202,253	(4.1)

Total components business	429,336	427,144	0.5
Telecommunications Equipment Group	166,297	193,744	(14.2)
Information Equipment Group	181,212	177,949	1.8
Optical Equipment Group	11,798	28,531	(58.6)

Total equipment business	359,307	400,224	(10.2)
Others	89,584	84,082	6.5
Adjustments and eliminations	(13,737)	(18,808)	—

Net sales	864,490	892,642	(3.2)

Fine Ceramic Parts Group	7,328	8,395	(12.7)
Semiconductor Parts Group	11,875	13,886	(14.5)
Applied Ceramic Products Group	15,135	12,508	21.0
Electronic Device Group	18,988	29,053	(34.6)

Total components business	53,326	63,842	(16.5)
Telecommunications Equipment Group	(5,683)	(11,501)	—
Information Equipment Group	21,061	27,470	(23.3)
Optical Equipment Group	(4,987)	(10,123)	—

Total equipment business	10,391	5,846	77.7
Others	7,720	8,743	(11.7)

Operating profit	71,437	78,431	(8.9)
Corporate	17,571	10,651	65.0
Equity in losses of affiliates and unconsolidated subsidiaries	(1,062)	(213)	—
Adjustments and eliminations	31	96	(67.7)

Income before income taxes	87,977	88,965	(1.1)

Notes:

Kyocera had previously classified its operations into four reporting segments: “Fine Ceramics Group,” “Electronic Device Group,” “Equipment Group” and “Others.” Kyocera changed its segmentation to make clarify the nature of each operations and to make its management structure more efficiently. Kyocera currently has the following eight reporting segments: “Fine Ceramic Parts Group,” “Semiconductor Parts Group,” “Applied Ceramic Products Group,” “Electronic Device Group,” “Telecommunications Equipment Group,” “Information Equipment Group,” “Optical Equipment Group” and “Others.” Consolidated results for the nine months ended December 31, 2004 have been reclassified accordingly.

1)	Fine Ceramic Parts Group

Demand for ceramic parts used in semiconductor fabrication equipment was weaker than the previous nine months, and sapphire products for LCD projectors were negatively impacted by a decline in unit prices caused by intensifying market competition. As a result, sales and operating profit in this segment for the nine months decreased compared with the previous nine months.

While sales in this segment for the third quarter decreased slightly, operating profit increased compared with the previous third quarter.

2)	Semiconductor Parts Group

Although sales of Ceramic package for digital consumer products such as mobile phone handsets and digital cameras declined compared with the previous nine months, sales of organic packages and substrates for servers and digital consumer products increased. As a result, sales in this segment for the nine months slightly increased compared with the previous nine months. Operating profit decreased, however, due to an increase in depreciation costs in the organic package business in line with aggressive capital expenditures to establish a new plant, and to slow demand for ceramic packages in the first half.

Both sales and operating profit of this segment in the third quarter, however, substantially increased compared with the previous third quarter due to expanded demand for ceramic packages for digital consumer products and improved productivity.

3)	Applied Ceramic Products Group

Both sales and operating profit in the nine months and the third quarter grew strongly compared with previous period. The solar system business recorded significant increases in sales and operating profits amid an expanding global market spurred by rising environmental awareness. Sales of cutting tools also grew due to healthy production activity in the automobile industry.

4)	Electronic Device Group

Sales and operating profit in this segment for the nine months were lower than the previous nine months. Despite steady growth in sales of thermal printheads, sales of LCDs for mobile phone handsets decreased. In addition, sales of electronic components such as crystal-related components, ceramic capacitors and connectors were negatively impacted by declines in component prices in the first half. On the other hand, both sales and operating profit in this segment for the third quarter increased compared with the previous third quarter due mainly to increased sales of components for digital consumer products and improved productivity.

5)	Telecommunications Equipment Group

Sales in this segment for the nine months decreased compared with the previous nine months due to a decline in sale of mobile phone handsets at KWC, a U.S. subsidiary, as it is in the process of executing structural reforms. In addition, sales of PHS-related products for overseas market decreased. However, the positive effects of increased sales of mobile phone handsets and PHS handsets in the Japanese market as well as positive results from the structural reform at KWC contributed substantially to a reduction in operating loss as compared with the previous nine months.

Sales in this segment for the third quarter increased due to strong sales of mobile phone handsets and PHS handsets released in the Japanese market. Operating profit also improved substantially compared with the previous third quarter, in which operating loss was recorded. This was due mainly to the effect of increased sales in this segment and of improved profitability at KWC.

6)	Information Equipment Group

Sales in this segment for the nine months increased compared with the previous nine months. Kyocera enjoyed steady growth in sales of page printers and digital multifunctional products, new models which were continuously introduced into the market, despite intensifying global competition and a severe market environment. Operating profit for the nine months declined, however, due to the impact of a drop in unit prices and increasing development costs for color printers and digital multifunctional products equipped with solution functions set for release from the six months ending March 31, 2006 (the second half).

Although sales in the third quarter increased, operating profit declined slightly compared with the previous third quarter.

7)	Optical Equipment Group

Sales in this segment decreased compared with the previous nine months and the previous third quarter owing to declining sales of camera equipment in line with the execution of structural reforms. Operating loss was substantially decreased as a result of the positive effects of the structural reforms.

8)	Others

Kyocera Communication Systems Co., Ltd. (KCCS) posted solid growth due to an increase in the sales of its telecommunications engineering business and to the contribution of a new subsidiary of KCCS, which was consolidated into Kyocera during the six months ended March 2005. Consequently, sales in this segment for the nine months increased compared with the previous nine months. Operating profit decreased, however, due mainly to the impact of a decline in profits at Kyocera Chemical Corporation (KCC).

Sales for the third quarter increased due to increased sales of KCCS, and operating profit for the third quarter increased due to increased profit of KCCS and KCC, compared with the previous third quarter.

(5)	Consolidated Orders and Production

	(Yen in millions)
	Nine months ended December 31,		Increase (Decrease) %
	2005	2004
Fine Ceramic Parts Group	51,436	57,895	(11.2)
Semiconductor Parts Group	105,493	96,606	9.2
Applied Ceramic Products Group	88,418	72,219	22.4
Electronic Device Group	201,750	205,813	(2.0)
Total components business	447,097	432,533	3.4
Telecommunications Equipment Group	174,333	179,904	(3.1)
Information Equipment Group	180,698	177,056	2.1
Optical Equipment Group	11,358	27,605	(58.9)
Total equipment business	366,389	384,565	(4.7)
Others	94,150	88,503	6.4
Adjustments and eliminations	(15,068)	(18,329)	—
Orders	892,568	887,272	0.6

Fine Ceramic Parts Group	50,341	56,941	(11.6)
Semiconductor Parts Group	99,718	98,890	0.8
Applied Ceramic Products Group	86,093	73,430	17.2
Electronic Device Group	191,617	209,290	(8.4)
Total components business	427,769	438,551	(2.5)
Telecommunications Equipment Group	168,647	201,848	(16.4)
Information Equipment Group	180,548	186,225	(3.0)
Optical Equipment Group	10,945	24,419	(55.2)
Total equipment business	360,140	412,492	(12.7)
Others	61,536	56,869	8.2
Production	849,445	907,912	(6.4)

(6)	Consolidated Sales by Geographic Area

	(Yen in millions)
	Nine months ended December 31,		Increase (Decrease) %
	2005	2004
Japan	344,560	346,163	(0.5)
United States of America	186,042	192,153	(3.2)
Asia	148,746	159,994	(7.0)
Europe	133,535	129,256	3.3
Others	51,607	65,076	(20.7)
Net Sales	864,490	892,642	(3.2)

1) Japan

Despite an increase in sales of mobile phone handsets and PHS handsets, sales decreased compared with the previous nine months reflecting the downturn in the components business in the first half.

2) USA

Although sales of the Electronic Device Group and the Information Equipment Group increased, sales of mobile handsets declined. Consequently, sales decreased compared with the previous nine months.

3) Asia

Sales decreased due mainly to decline in sales of PHS-related products in China compared with the previous nine months.

4) Europe

Sales increased compared with the previous nine months due to strong sales of solar energy products.

5) Others

Sales decreased due to lower sales of mobile handsets in Latin America, although sales of information equipment and solar energy products were robust compared with the previous nine months.

2.	Cash Flows

Cash and cash equivalents at December 31, 2005 decreased by ¥53,827 million to ¥256,765 million compared with at March 31, 2005.

	(Yen in millions)
	Nine months ended December 31,
	2005	2004
Cash flows from operating activities	97,313	101,564
Cash flows from investing activities	(135,081)	(144,795)
Cash flows from financing activities	(24,054)	(58,019)
Effect of exchange rate changes on cash and cash equivalents	7,995	1,338
Net decrease in cash and cash equivalents	(53,827)	(99,912)
Cash and cash equivalents at beginning of period	310,592	361,132
Cash and cash equivalents at end of period	256,765	261,220

1)	Cash Flows from Operating Activities

Net cash provided by operating activities for the nine months was ¥97,313 million. Although cash flows from inventories and payables increased compared with the previous nine months, cash flows from receivables decreased. Furthermore, net income for the nine months decreased, and it also included gains on exchange for the shares and on sale of investment on an affiliate, which were not recognized as cash flows from operating activities. As a result, net cash provided by operating activities decreased by ¥4,251 million to ¥101,564 million compared with the previous nine months.

2)	Cash Flows from Investing Activities

Net cash used in investing activities for the nine months decreased by ¥9,714 million to ¥135,081 million from net cash used by for the previous nine months of ¥144,795 million. This was due to that an increase of ¥44,020 million in payments for purchases of securities and payments for purchases of property, plant and equipment, and intangible assets compared with the previous nine months, exceeded an increase of ¥48,658 million in sales and maturities of securities and proceeds from sales of investment in an affiliate compared with the previous nine months.

3)	Cash Flows from Financing Activities

Net cash used in financing activities for the nine months decreased by ¥33,965 million to ¥24,054 million from the previous nine months of ¥58,019 million. This was due to an increase of ¥7,810 million in dividends paid compared with the previous nine months, while a decrease of ¥45,183 million in payments of long-term debt compared with the previous nine months.

3.	Business Risk

Please see “Forward-Looking Statements” on page 18 for details of business risks.

4.	Consolidated Forecast for the Year Ending March 31, 2006

(1)	Consolidated Financial Forecast

There is no revision in the financial forecast for the year ending March 31, 2006 (fiscal 2006) from the forecast announced on October 27, 2005. Forecast for fiscal 2006 is as follows.

	(Yen in millions, except per share amounts and exchange rates)
	Forecast for fiscal 2006 announced on		Result for fiscal 2005	Increase (Decrease) to the result for fiscal 2005%
	January 30, 2006	October 27, 2005
Net sales	1,200,000	1,200,000	1,180,655	1.6
Profit from operations	105,000	105,000	100,968	4.0
Income before income taxes	125,000	125,000	107,530	16.2
Net income	73,000	73,000	45,908	59.0
Diluted earnings per share	389.34	389.34	244.81	—
Average US$ exchange rate	112	108	108	—
Average Euro exchange rate	136	132	135	—

Note: The above forecast of exchange rates are revised in January 2006, however, the forecast for the sales and profits was not changed because the impact of the change of the exchange rates was not material.

(2)	Consolidated Forecast of Sales and Operating Profits by Reporting Segment

There are no changes in the forecast of each reporting segment for the fiscal 2006 from the forecast announced on October 27, 2005. Forecast of each reporting segment is as follows.

	(Yen in millions)
	Fiscal 2006 (Forecast)	Fiscal 2005 (Result)	Increase (Decrease) %
Fine Ceramic Parts Group	68,000	73,711	(7.7)
Semiconductor Parts Group	134,000	127,960	4.7
Applied Ceramic Products Group	115,000	93,879	22.5
Electronic Device Group	258,000	262,997	(1.9)

Total components business	575,000	558,547	2.9
Telecommunications Equipment Group	245,000	250,918	(2.4)
Information Equipment Group	251,000	241,145	4.1
Optical Equipment Group	16,000	35,776	(55.3)

Total equipment business	512,000	527,839	(3.0)
Others	127,000	118,040	7.6
Adjustments and eliminations	(14,000)	(23,771)	—

Net sales	1,200,000	1,180,655	1.6

Fine Ceramic Parts Group	10,500	11,535	(9.0)
Semiconductor Parts Group	16,500	17,550	(6.0)
Applied Ceramic Products Group	18,500	17,129	8.0
Electronic Device Group	26,500	35,406	(25.2)

Total components business	72,000	81,620	(11.8)
Telecommunications Equipment Group	(1,000)	(14,918)	—
Information Equipment Group	30,500	36,186	(15.7)
Optical Equipment Group	(5,500)	(15,387)	—

Total equipment business	24,000	5,881	308.1
Others	12,000	13,019	(7.8)

Operating profit	108,000	100,520	7.4
Corporate	17,000	7,010	142.5

Income before income taxes	125,000	107,530	16.2

The economic situation in Japan and overseas from the three months from January 1, 2006 to March 31, 2006 (the fourth quarter) onward is expected to improve steadily on the whole. Kyocera also projects strong growth in the electronic equipment market in calendar year 2006 due to expanding demand for mobile phone handsets, PCs and digital consumer product such as digital home appliances.

Kyocera will strive to improve profitability from the fourth quarter and beyond by expanding production of organic packages and large ceramic parts for LCD fabrication equipment via newly constructed lines, enhancing development activities and pursuing swift market launches of new products. In the solar energy market, which is expected to continue expanding, Kyocera aims to increase profitability through active utilization of global production sites and further reduction of manufacturing costs.

In the equipment business, Kyocera seeks to improve profitability by enhancing development of new products for introduction in a timely manner, especially of information equipment such as color printers and digital multifunctional products, and mobile phone handsets.

Kyocera will implement these strategies as a means to achieve the consolidated financial forecast for fiscal 2006 and will continue working to bolster business foundations aimed at capturing future business opportunities and driving growth over the medium to long term through the creation of new businesses.

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general economic conditions in our markets, which are primarily Japan, North America, Europe, and Asia, including in particular China; changes in exchange rates, particularly between the yen and the U.S. dollar and euro, respectively, in which we make significant sales; our ability to launch innovative products and otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components; and the extent and pace of future growth or contraction in information technology-related markets around the world, including those for communications and personal computers; fluctuations in the value of securities and other assets held by us and changes in accounting principles; business performance of other companies with which we maintain business alliances; laws and regulations relating to the taxation, and to manufacturing and trade; events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of diseases; and the occurrence of natural disasters, such as earthquakes, in locations where our manufacturing and other key business facilities are located. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

CONSOLIDATED BALANCE SHEETS

	Yen in millions
	(Unaudited) December 31, 2005		March 31, 2005		Increase (Decrease)
	Amount	%	Amount	%
Current assets :
Cash and cash equivalents	¥256,765		¥310,592		¥(53,827)
Short-term investments	84,117		34,938		49,179
Trade notes receivable	28,831		29,552		(721)
Trade accounts receivable	220,509		201,374		19,135
Short-term finance receivables	40,020		40,801		(781)
Less allowances for doubtful accounts and sales returns	(9,212)		(7,981)		(1,231)
Inventories	197,332		213,411		(16,079)
Deferred income taxes	38,857		38,659		198
Other current assets	33,276		34,229		(953)

Total current assets	890,495	46.4	895,575	51.3	(5,080)

Non-current assets :
Investments and advances :
Investments in and advances to affiliates and unconsolidated subsidiaries	10,979		30,623		(19,644)
Securities and other investments	569,419		430,437		138,982

Total investments and advances	580,398	30.3	461,060	26.4	119,338

Long-term finance receivables	74,422	3.9	66,427	3.8	7,995

Property, plant and equipment, at cost :
Land	58,819		55,210		3,609
Buildings	249,454		225,964		23,490
Machinery and equipment	698,260		656,780		41,480
Construction in progress	9,913		14,384		(4,471)
Less accumulated depreciation	(730,256)		(693,341)		(36,915)

	286,190	14.9	258,997	14.9	27,193

Goodwill	31,470	1.6	28,110	1.6	3,360
Intangible assets	34,442	1.8	15,847	0.9	18,595
Other assets	20,532	1.1	19,503	1.1	1,029

Total non-current assets	1,027,454	53.6	849,944	48.7	177,510

Total assets	¥1,917,949	100.0	¥1,745,519	100.0	¥172,430

	Yen in millions
	(Unaudited) December 31, 2005			March 31, 2005			Increase (Decrease)
	Amount		%	Amount		%
Current liabilities :
Short-term borrowings		¥64,007			¥66,556		¥(2,549)
Current portion of long-term debt		53,012			44,051		8,961
Trade notes and accounts payable		91,633			86,872		4,761
Other notes and accounts payable		54,059			34,690		19,369
Accrued payroll and bonus		29,167			34,821		(5,654)
Accrued income taxes		20,364			31,180		(10,816)
Other accrued liabilities		33,684			28,849		4,835
Other current liabilities		23,927			17,338		6,589

Total current liabilities		369,853	19.3		344,357	19.7	25,496

Non-current liabilities :
Long-term debt		25,709			33,557		(7,848)
Accrued pension and severance costs		27,300			31,166		(3,866)
Deferred income taxes		135,475			96,345		39,130
Other non-current liabilities		12,597			4,761		7,836

Total non-current liabilities		201,081	10.5		165,829	9.5	35,252

Total liabilities		570,934	29.8		510,186	29.2	60,748

Minority interests in subsidiaries		63,885	3.3		60,482	3.5	3,403

Stockholders’ equity :
Common stock		115,703			115,703		—
Additional paid-in capital		162,059			162,061		(2)
Retained earnings		947,873			916,628		31,245
Accumulated other comprehensive income		88,948			11,839		77,109
Treasury stock, at cost		(31,453)			(31,380)		(73)

Total stockholders’ equity		1,283,130	66.9		1,174,851	67.3	108,279

Total liabilities, minority interests and stockholders’ equity		¥1,917,949	100.0		¥1,745,519	100.0	¥172,430

Note : Accumulated other comprehensive income is as follows:

	Yen in millions
	December 31, 2005			March 31, 2005
Net unrealized gains on securities	¥		99,032	¥		42,461
Net unrealized gains (losses) on derivative financial instruments	¥		15	¥		(27)
Minimum pension liability adjustments	¥		(1,629)	¥		(1,629)
Foreign currency translation adjustments	¥		(8,470)	¥		(28,966)

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Yen in millions and shares in thousands, except per share amounts
	Nine months ended December 31,				Increase (Decrease)
	2005		2004
	Amount	%	Amount	%	Amount	%
Net sales	¥864,490	100.0	¥892,642	100.0	¥(28,152)	(3.2)
Cost of sales	616,615	71.3	643,445	72.1	(26,830)	(4.2)

Gross profit	247,875	28.7	249,197	27.9	(1,322)	(0.5)

Selling, general and administrative expenses	178,672	20.7	167,798	18.8	10,874	6.5

Profit from operations	69,203	8.0	81,399	9.1	(12,196)	(15.0)

Other income (expenses) :
Interest and dividend income	7,335	0.9	5,430	0.6	1,905	35.1
Interest expense	(964)	(0.1)	(927)	(0.1)	(37)	—
Foreign currency transaction gains and losses, net	(650)	(0.1)	1,933	0.2	(2,583)	—
Equity in losses of affiliates and unconsolidated subsidiaries	(1,062)	(0.1)	(213)	(0.0)	(849)	—
Gain on sale of investment in an affiliate	6,931	0.8	—	—	6,931	—
Gains on exchange for the shares	5,294	0.6	—	—	5,294	—
Other, net	1,890	0.2	1,343	0.2	547	40.7

Total other income	18,774	2.2	7,566	0.9	11,208	148.1

Income before income taxes and minority interests	87,977	10.2	88,965	10.0	(988)	(1.1)

Income taxes	35,381	4.1	29,843	3.4	5,538	18.6

Income before minority interests	52,596	6.1	59,122	6.6	(6,526)	(11.0)

Minority interests	(2,603)	(0.3)	(1,959)	(0.2)	(644)	—

Net income	¥49,993	5.8	¥57,163	6.4	¥(7,170)	(12.5)

Earnings per share :
Net income :
Basic	¥266.66		¥304.88
Diluted	¥266.64		¥304.80

Weighted average number of shares of common stock outstanding :
Basic	187,476		187,491
Diluted	187,495		187,544

Notes:

1.	Kyocera applies the Statement of Financial Accounting Standards Board (SFAS) No.130, “Financial Reporting of Comprehensive Income.” Based on this standard, comprehensive income for the nine months ended December 31, 2005 and 2004 was an increase of 127,102 million yen and an increase of 47,642 million yen, respectively.

2.	Earnings per share amounts were computed based on SFAS No.128, “Earnings per Share.” Under SFAS No.128, basic earnings per share was computed based on the average number of shares of common stock outstanding during each period and diluted earnings per share assumed the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	( Yen in millions and shares in thousands)
(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Comprehensive income
Balance at March 31, 2004 (187,484) as previously reported	¥115,703	¥162,091	¥885,262	¥22,046	¥(31,356)
Adjustment prior to March 31, 2004			(3,293)
Balance at March 31, 2004 (187,484) as adjusted	115,703	162,091	881,969	22,046	(31,356)

Net income for the year			45,908			¥45,908
Other comprehensive income				(10,207)		(10,207)

Total comprehensive income for the year						¥35,701

Cash dividends			(11,249)
Purchase of treasury stock (21)					(170)
Reissuance of treasury stock (18)		(5)			146
Stock option plan of a subsidiary		(25)

Balance, March 31, 2005 (187,481)	115,703	162,061	916,628	11,839	(31,380)

(Unaudit)
Net income for the period			49,993			¥49,993
Other comprehensive income				77,109		77,109

Total comprehensive income for the period						¥127,102

Cash dividends			(18,748)
Purchase of treasury stock (14)					(115)
Reissuance of treasury stock (5)		(2)			42

Balance, December 31, 2005 (187,472)	¥115,703	¥162,059	¥947,873	¥88,948	¥(31,453)

	(Yen in millions and shares in thousands)
(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Comprehensive income
Balance at March 31, 2004 (187,484) as previously reported	¥115,703	¥162,091	¥885,262	¥22,046	¥(31,356)
Adjustment prior to March 31, 2004			(3,293)
Balance at March 31, 2004 (187,484) as adjusted	115,703	162,091	881,969	22,046	(31,356)

(Unaudit)
Net income for the period			57,163			¥57,163
Other comprehensive income				(9,521)		(9,521)

Total comprehensive income for the period						¥47,642

Cash dividends			(11,249)
Purchase of treasury stock (16)					(134)
Reissuance of treasury stock (17)		(5)			144

Balance, December 31, 2004 (187,485) as adjusted	¥115,703	¥162,086	¥927,883	¥12,525	¥(31,346)

Note :	As a result of an increase in an affiliated company accounted for by the equity method in the year ended March 31, 2005, the consolidated financial statements at March 31, 2004 and at December 31, 2004 have been adjusted as if the equity method had been applied at inception in accordance with Accounting Principles Board Opinion No.18, “The Equity Method of Accounting for Investments in Common Stock.”

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Yen in millions
	Nine months ended December 31,
	2005	2004
Cash flows from operating activities:
Net income	¥49,993	¥57,163
Adjustments to reconcile net income to net cash provided by operating activities :
Depreciation and amortization	50,440	48,503
Write-down of inventories	6,029	10,397
Gain on sale of investment in an affiliate	(6,931)	—
Gains on exchange for the shares	(5,294)	—
Foreign currency adjustments	734	(2,053)
(Increase) decrease in receivables	(16,236)	54,834
Decrease (increase) in inventories	16,744	(47,635)
Increase in other current assets	(3,370)	(745)
Increase (decrease) in notes and accounts payable	10,817	(11,896)
Other, net	(5,613)	(7,004)

Net cash provided by operating activities	97,313	101,564

Cash flows from investing activities :
Payments for purchases of securities	(82,934)	(67,230)
Payments for purchases of investments and advances	(177)	(19,524)
Sales and maturities of securities	48,319	23,794
Proceeds from sales of investment in an affiliate	24,133	—
Payments for purchases of property, plant and equipment, and intangible assets	(76,700)	(48,384)
Proceeds from sales of property, plant and equipment, and intangible assets	2,068	3,398
Acquisitions of businesses, net of cash acquired	3	(2,794)
Acquisitions of minority interests	(3,575)	(5)
Deposit of negotiable certificate of deposits and time deposits	(101,101)	(110,777)
Withdrawal of negotiable certificate of deposits and time deposits	53,409	76,387
Other, net	1,474	340

Net cash used in investing activities	(135,081)	(144,795)

Cash flows from financing activities :
Decrease in short-term debt	(3,546)	(6,265)
Proceeds from issuance of long-term debt	4,830	8,959
Payments of long-term debt	(4,452)	(49,635)
Dividends paid	(20,143)	(12,333)
Other, net	(743)	1,255

Net cash used in financing activities	(24,054)	(58,019)

Effect of exchange rate changes on cash and cash equivalents	7,995	1,338

Net decrease in cash and cash equivalents	(53,827)	(99,912)
Cash and cash equivalents at beginning of period	310,592	361,132

Cash and cash equivalents at end of period	¥256,765	¥261,220

SEGMENT INFORMATION (Unaudited)

1. Reporting segments :

	Yen in millions
	Nine months ended December 31,		Increase (Decrease)
	2005	2004
	Amount	Amount	Amount	%
Net sales :
Fine Ceramic Parts Group	¥50,839	¥56,681	¥(5,842)	(10.3)
Semiconductor Parts Group	98,887	98,479	408	0.4
Applied Ceramic Products Group	85,713	69,731	15,982	22.9
Electronic Device Group	193,897	202,253	(8,356)	(4.1)
Telecommunications Equipment Group	166,297	193,744	(27,447)	(14.2)
Information Equipment Group	181,212	177,949	3,263	1.8
Optical Equipment Group	11,798	28,531	(16,733)	(58.6)
Others	89,584	84,082	5,502	6.5
Adjustments and eliminations	(13,737)	(18,808)	5,071	—

	¥864,490	¥892,642	¥(28,152)	(3.2)

Operating profit :
Fine Ceramic Parts Group	¥7,328	¥8,395	¥(1,067)	(12.7)
Semiconductor Parts Group	11,875	13,886	(2,011)	(14.5)
Applied Ceramic Products Group	15,135	12,508	2,627	21.0
Electronic Device Group	18,988	29,053	(10,065)	(34.6)
Telecommunications Equipment Group	(5,683)	(11,501)	5,818	—
Information Equipment Group	21,061	27,470	(6,409)	(23.3)
Optical Equipment Group	(4,987)	(10,123)	5,136	—
Others	7,720	8,743	(1,023)	(11.7)

	71,437	78,431	(6,994)	(8.9)

Corporate	17,571	10,651	6,920	65.0
Equity in losses of affiliates and unconsolidated subsidiaries	(1,062)	(213)	(849)	—
Adjustments and eliminations	31	96	(65)	(67.7)

Income before income taxes	¥87,977	¥88,965	¥(988)	(1.1)

Depreciation and amortization :
Fine Ceramic Parts Group	¥3,002	¥3,127	¥(125)	(4.0)
Semiconductor Parts Group	7,238	6,046	1,192	19.7
Applied Ceramic Products Group	4,847	3,164	1,683	53.2
Electronic Device Group	15,390	15,910	(520)	(3.3)
Telecommunications Equipment Group	4,530	6,225	(1,695)	(27.2)
Information Equipment Group	8,828	6,501	2,327	35.8
Optical Equipment Group	1,446	2,039	(593)	(29.1)
Others	2,704	3,585	(881)	(24.6)
Corporate	2,455	1,906	549	28.8

Total	¥50,440	¥48,503	¥1,937	4.0

Capital expenditures :
Fine Ceramic Parts Group	¥3,242	¥3,448	¥(206)	(6.0)
Semiconductor Parts Group	19,157	5,893	13,264	225.1
Applied Ceramic Products Group	13,300	5,750	7,550	131.3
Electronic Device Group	14,864	14,757	107	0.7
Telecommunications Equipment Group	2,011	4,887	(2,876)	(58.9)
Information Equipment Group	8,603	5,751	2,852	49.6
Optical Equipment Group	183	2,237	(2,054)	(91.8)
Others	5,845	1,729	4,116	238.1
Corporate	3,518	1,750	1,768	101.0

Total	¥70,723	¥46,202	¥24,521	53.1

2. Geographic segments (Sales and Operating profits by geographic area) :

	Yen in millions
	Nine months ended December 31,		Increase (Decrease)
	2005	2004
	Amount	Amount	Amount	%
Net sales:
Japan	¥367,733	¥389,127	¥(21,394)	(5.5)
Intra-group sales and transfer between geographic areas	239,838	241,985	(2,147)	(0.9)

	607,571	631,112	(23,541)	(3.7)

United States of America	212,424	243,200	(30,776)	(12.7)
Intra-group sales and transfer between geographic areas	18,389	20,071	(1,682)	(8.4)

	230,813	263,271	(32,458)	(12.3)

Asia	127,503	112,940	14,563	12.9
Intra-group sales and transfer between geographic areas	91,641	91,049	592	0.7

	219,144	203,989	15,155	7.4

Europe	137,328	132,956	4,372	3.3
Intra-group sales and transfer between geographic areas	25,155	22,790	2,365	10.4

	162,483	155,746	6,737	4.3

Others	19,502	14,419	5,083	35.3
Intra-group sales and transfer between geographic areas	5,872	5,805	67	1.2

	25,374	20,224	5,150	25.5

Adjustments and eliminations	(380,895)	(381,700)	805	—

	¥864,490	¥892,642	¥(28,152)	(3.2)

Operating Profits :
Japan	¥53,864	¥70,459	¥(16,595)	(23.6)
United States of America	519	5,482	(4,963)	(90.5)
Asia	11,251	11,152	99	0.9
Europe	3,336	(798)	4,134	—
Others	68	1,017	(949)	(93.3)

	69,038	87,312	(18,274)	(20.9)
Adjustments and eliminations	2,430	(8,785)	11,215	—

	71,468	78,527	(7,059)	(9.0)
Corporate	17,571	10,651	6,920	65.0
Equity in losses of affiliates and unconsolidated subsidiaries	(1,062)	(213)	(849)	—

Income before income taxes	¥87,977	¥88,965	¥(988)	(1.1)

3. Geographic segments (Sales by region) :

	Yen in millions
	Nine months ended December 31,				Increase (Decrease)
	2005		2004
	Amount	%	Amount	%	Amount	%
Japan	¥344,560	39.9	¥346,163	38.8	¥(1,603)	(0.5)
United States of America	186,042	21.5	192,153	21.5	(6,111)	(3.2)
Asia	148,746	17.2	159,994	17.9	(11,248)	(7.0)
Europe	133,535	15.4	129,256	14.5	4,279	3.3
Others	51,607	6.0	65,076	7.3	(13,469)	(20.7)

Net sales	¥864,490	100.0	¥892,642	100.0	¥(28,152)	(3.2)

Sales outside Japan	¥519,930		¥546,479		¥(26,549)	(4.9)
Sales outside Japan to net sales	60.1%		61.2%

CONSOLIDATED BALANCE SHEETS (Unaudited)

	Yen in millions
	December 31, 2005		September 30, 2005		Increase (Decrease)
	Amount	%	Amount	%
Current assets :
Cash and cash equivalents	¥256,765		¥253,885		¥2,880
Short-term investments	84,117		94,526		(10,409)
Trade notes receivable	28,831		25,439		3,392
Trade accounts receivable	220,509		196,743		23,766
Short-term finance receivables	40,020		42,194		(2,174)
Less allowances for doubtful accounts and sales returns	(9,212)		(7,919)		(1,293)
Inventories	197,332		200,607		(3,275)
Deferred income taxes	38,857		38,985		(128)
Other current assets	33,276		29,136		4,140

Total current assets	890,495	46.4	873,596	46.9	16,899

Non-current assets :
Investments and advances :
Investments in and advances to affiliates and unconsolidated subsidiaries	10,979		12,037		(1,058)
Securities and other investments	569,419		539,423		29,996

Total investments and advances	580,398	30.3	551,460	29.6	28,938

Long-term finance receivables	74,422	3.9	74,247	4.0	175

Property, plant and equipment, at cost :
Land	58,819		58,553		266
Buildings	249,454		241,692		7,762
Machinery and equipment	698,260		680,879		17,381
Construction in progress	9,913		13,679		(3,766)
Less accumulated depreciation	(730,256)		(713,078)		(17,178)

	286,190	14.9	281,725	15.1	4,465

Goodwill	31,470	1.6	30,727	1.7	743
Intangible assets	34,442	1.8	30,124	1.6	4,318
Other assets	20,532	1.1	21,049	1.1	(517)

Total non-current assets	1,027,454	53.6	989,332	53.1	38,122

Total assets	¥1,917,949	100.0	¥1,862,928	100.0	¥55,021

	Yen in millions
	December 31, 2005			September 30, 2005			Increase (Decrease)
	Amount		%	Amount		%
Current liabilities :
Short-term borrowings		¥64,007			¥67,422		¥(3,415)
Current portion of long-term debt		53,012			53,123		(111)
Trade notes and accounts payable		91,633			90,713		920
Other notes and accounts payable		54,059			50,208		3,851
Accrued payroll and bonus		29,167			36,769		(7,602)
Accrued income taxes		20,364			25,137		(4,773)
Other accrued liabilities		33,684			31,143		2,541
Other current liabilities		23,927			17,595		6,332

Total current liabilities		369,853	19.3		372,110	20.0	(2,257)

Non-current liabilities :
Long-term debt		25,709			25,920		(211)
Accrued pension and severance costs		27,300			27,397		(97)
Deferred income taxes		135,475			123,151		12,324
Other non-current liabilities		12,597			11,595		1,002

Total non-current liabilities		201,081	10.5		188,063	10.1	13,018

Total liabilities		570,934	29.8		560,173	30.1	10,761

Minority interests in subsidiaries		63,885	3.3		61,060	3.3	2,825

Stockholders’ equity :
Common stock		115,703			115,703		—
Additional paid-in capital		162,059			162,060		(1)
Retained earnings		947,873			931,468		16,405
Accumulated other comprehensive income		88,948			63,890		25,058
Treasury stock, at cost		(31,453)			(31,426)		(27)

Total stockholders’ equity		1,283,130	66.9		1,241,695	66.6	41,435

Total liabilities, minority interests and stockholders’ equity		¥1,917,949	100.0		¥1,862,928	100.0	¥55,021

Note : Accumulated other comprehensive income is as follows:
	Yen in millions
	December 31, 2005			September 30, 2005
Net unrealized gains on securities	¥		99,032	¥		84,536
Net unrealized gains (losses) on derivative financial instruments	¥		15	¥		(13)
Minimum pension liability adjustments	¥		(1,629)	¥		(1,629)
Foreign currency translation adjustments	¥		(8,470)	¥		(19,004)

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Yen in millions and shares in thousands, except per share amounts
	Three months ended December 31,				Increase (Decrease)
	2005		2004
	Amount	%	Amount	%	Amount	%
Net sales	¥319,232	100.0	¥292,080	100.0	¥27,152	9.3
Cost of sales	224,748	70.4	213,802	73.2	10,946	5.1

Gross profit	94,484	29.6	78,278	26.8	16,206	20.7

Selling, general and administrative expenses	60,630	19.0	58,971	20.2	1,659	2.8

Profit from operations	33,854	10.6	19,307	6.6	14,547	75.3

Other income (expenses) :
Interest and dividend income	3,449	1.1	2,702	0.9	747	27.6
Interest expense	(331)	(0.1)	(314)	(0.1)	(17)	—
Foreign currency transaction gains and losses, net	(559)	(0.2)	(163)	(0.0)	(396)	—
Equity in losses of affiliates and unconsolidated subsidiaries	(826)	(0.3)	(795)	(0.3)	(31)	—
Gains on exchange for the shares	5,281	1.7	—	—	5,281	—
Other, net	974	0.3	975	0.3	(1)	(0.1)

Total other income	7,988	2.5	2,405	0.8	5,583	232.1

Income before income taxes and minority interests	41,842	13.1	21,712	7.4	20,130	92.7

Income taxes	14,932	4.7	7,095	2.4	7,837	110.5

Income before minority interests	26,910	8.4	14,617	5.0	12,293	84.1

Minority interests	(1,131)	(0.3)	(3)	(0.0)	(1,128)	—

Net income	¥25,779	8.1	¥14,614	5.0	¥11,165	76.4

Earnings per share :
Net income :
Basic	¥137.51		¥77.94
Diluted	¥137.49		¥77.94

Weighted average number of shares of common stock outstanding :
Basic	187,473		187,488
Diluted	187,492		187,492

Notes:

1.	Kyocera applies the Statement of Financial Accounting Standards Board (SFAS) No.130, “Financial Reporting of Comprehensive Income.” Based on this standard, comprehensive income for the three months ended December 31, 2005 and 2004 was an increase of 50,837 million yen and an increase of 14,877 million yen, respectively.

2.	Earnings per share amounts were computed based on SFAS No.128, “Earnings per Share.” Under SFAS No.128, basic earnings per share was computed based on the average number of shares of common stock outstanding during each period and diluted earnings per share assumed the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Yen in millions
	Three months ended December 31,
	2005	2004
Cash flows from operating activities:
Net income	¥25,779	¥14,614
Adjustments to reconcile net income to net cash provided by operating activities :
Depreciation and amortization	18,677	17,414
Write-down of inventories	1,726	2,904
Gains on exchange for the shares	(5,281)	—
Foreign currency adjustments	(27)	(204)
(Increase) decrease in receivables	(24,007)	4,562
Decrease (increase) in inventories	6,327	(3,311)
Increase in other current assets	(2,354)	(356)
Increase (decrease) in notes and accounts payable	5,500	(15,118)
Other, net	(799)	(7,832)

Net cash provided by operating activities	25,541	12,673

Cash flows from investing activities :
Payments for purchases of securities	(6,191)	(6,890)
Payments for purchases of investments and advances	(50)	(19,072)
Sales and maturities of securities	9,780	3,865
Payments for purchases of property, plant and equipment, and intangible assets	(27,045)	(17,810)
Proceeds from sales of property, plant and equipment, and intangible assets	135	1,416
Acquisitions of businesses, net of cash acquired	3	—
Deposit of negotiable certificate of deposits and time deposits	(24,045)	(38,177)
Withdrawal of negotiable certificate of deposits and time deposits	35,288	75,871
Other, net	135	179

Net cash used in investing activities	(11,990)	(618)

Cash flows from financing activities :
(Decrease) increase in short-term debt	(3,913)	782
Proceeds from issuance of long-term debt	47	297
Payments of long-term debt	(696)	(788)
Dividends paid	(9,696)	(5,924)
Other, net	(139)	1,196

Net cash used in financing activities	(14,397)	(4,437)

Effect of exchange rate changes on cash and cash equivalents	3,726	(3,363)

Net increase in cash and cash equivalents	2,880	4,255
Cash and cash equivalents at beginning of period	253,885	256,965

Cash and cash equivalents at end of period	¥256,765	¥261,220

SEGMENT INFORMATION (Unaudited)

1. Reporting segments :

	Yen in millions
	Three months ended December 31,		Increase (Decrease)
	2005	2004
	Amount	Amount	Amount	%
Net sales :
Fine Ceramic Parts Group	¥17,581	¥17,761	¥(180)	(1.0)
Semiconductor Parts Group	35,343	30,331	5,012	16.5
Applied Ceramic Products Group	29,961	24,740	5,221	21.1
Electronic Device Group	68,514	62,463	6,051	9.7
Telecommunications Equipment Group	75,213	61,387	13,826	22.5
Information Equipment Group	62,779	61,149	1,630	2.7
Optical Equipment Group	3,542	11,815	(8,273)	(70.0)
Others	30,550	27,889	2,661	9.5
Adjustments and eliminations	(4,251)	(5,455)	1,204	—

	¥319,232	¥292,080	¥27,152	9.3

Operating profit :
Fine Ceramic Parts Group	¥2,523	¥2,171	¥352	16.2
Semiconductor Parts Group	4,624	3,274	1,350	41.2
Applied Ceramic Products Group	5,798	4,945	853	17.2
Electronic Device Group	7,817	6,812	1,005	14.8
Telecommunications Equipment Group	3,672	(6,602)	10,274	—
Information Equipment Group	7,817	8,066	(249)	(3.1)
Optical Equipment Group	(938)	(2,766)	1,828	—
Others	3,016	2,583	433	16.8

	34,329	18,483	15,846	85.7

Corporate	8,401	3,968	4,433	111.7
Equity in losses of affiliates and unconsolidated subsidiaries	(826)	(795)	(31)	—
Adjustments and eliminations	(62)	56	(118)	—

Income before income taxes	¥41,842	¥21,712	¥20,130	92.7

Depreciation and amortization :
Fine Ceramic Parts Group	¥1,065	¥1,104	¥(39)	(3.5)
Semiconductor Parts Group	2,889	2,177	712	32.7
Applied Ceramic Products Group	2,017	1,172	845	72.1
Electronic Device Group	5,246	5,776	(530)	(9.2)
Telecommunications Equipment Group	1,481	2,206	(725)	(32.9)
Information Equipment Group	3,583	2,306	1,277	55.4
Optical Equipment Group	502	794	(292)	(36.8)
Others	911	1,222	(311)	(25.5)
Corporate	983	657	326	49.6

Total	¥18,677	¥17,414	¥1,263	7.3

Capital expenditures :
Fine Ceramic Parts Group	¥800	¥1,597	¥(797)	(49.9)
Semiconductor Parts Group	3,673	2,528	1,145	45.3
Applied Ceramic Products Group	3,602	3,637	(35)	(1.0)
Electronic Device Group	5,980	4,437	1,543	34.8
Telecommunications Equipment Group	996	1,267	(271)	(21.4)
Information Equipment Group	1,970	2,212	(242)	(10.9)
Optical Equipment Group	72	438	(366)	(83.6)
Others	107	815	(708)	(86.9)
Corporate	1,502	640	862	134.7

Total	¥18,702	¥17,571	¥1,131	6.4

2. Geographic segments (Sales and Operating profits by geographic area) :

	Yen in millions
	Three months ended December 31,		Increase (Decrease)
	2005	2004
	Amount	Amount	Amount	%
Net sales:
Japan	¥133,080	¥129,527	¥3,553	2.7
Intra-group sales and transfer between geographic areas	86,605	77,765	8,840	11.4

	219,685	207,292	12,393	6.0

United States of America	84,897	76,373	8,524	11.2
Intra-group sales and transfer between geographic areas	7,382	6,360	1,022	16.1

	92,279	82,733	9,546	11.5

Asia	46,359	34,266	12,093	35.3
Intra-group sales and transfer between geographic areas	36,112	31,407	4,705	15.0

	82,471	65,673	16,798	25.6

Europe	47,662	46,668	994	2.1
Intra-group sales and transfer between geographic areas	8,562	7,477	1,085	14.5

	56,224	54,145	2,079	3.8

Others	7,234	5,246	1,988	37.9
Intra-group sales and transfer between geographic areas	2,089	1,884	205	10.9

	9,323	7,130	2,193	30.8

Adjustments and eliminations	(140,750)	(124,893)	(15,857)	—

	¥319,232	¥292,080	¥27,152	9.3

Operating Profits :
Japan	¥23,541	¥15,975	¥7,566	47.4
United States of America	3,573	(311)	3,884	—
Asia	5,387	2,516	2,871	114.1
Europe	2,803	(100)	2,903	—
Others	(1)	277	(278)	—

	35,303	18,357	16,946	92.3
Adjustments and eliminations	(1,036)	182	(1,218)	—

	34,267	18,539	15,728	84.8
Corporate	8,401	3,968	4,433	111.7
Equity in losses of affiliates and unconsolidated subsidiaries	(826)	(795)	(31)	—

Income before income taxes	¥41,842	¥21,712	¥20,130	92.7

3. Geographic segments (Sales by region) :

	Yen in millions
	Three months ended December 31,				Increase (Decrease)
	2005		2004
	Amount	%	Amount	%	Amount	%
Japan	¥124,369	39.0	¥118,391	40.5	¥5,978	5.0
United States of America	73,400	23.0	61,648	21.1	11,752	19.1
Asia	57,103	17.9	43,637	15.0	13,466	30.9
Europe	45,687	14.3	45,350	15.5	337	0.7
Others	18,673	5.8	23,054	7.9	(4,381)	(19.0)

Net sales	¥319,232	100.0	¥292,080	100.0	¥27,152	9.3

Sales outside Japan	¥194,863		¥173,689		¥21,174	12.2
Sales outside Japan to net sales	61.0%		59.5%

THE NEW VALUE FRONTIER

Consolidated Financial Results

for nine months ended December 31, 2005

Supplemental Information

KYOCERA Corporation

January 30, 2006

Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general economic conditions in our markets, which are primarily Japan, North America, Europe, and Asia, including in particular China; changes in exchange rates, particularly between the yen and the U.S. dollar and euro, respectively, in which we make significant sales; our ability to launch innovative products and otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components; and the extent and pace of future growth or contraction in information technology-related markets around the world, including those for communications and personal computers; fluctuations in the value of securities and other assets held by us and changes in accounting principles; business performance of other companies with which we maintain business alliances; laws and regulations relating to the taxation, and to manufacturing and trade; events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of diseases; and the occurrence of natural disasters, such as earthquakes, in locations where our manufacturing and other key business facilities are located. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

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1. Consolidated Financial Highlights

	(Yen in Millions except per share amounts and exchange rates)
	1Q		2Q		3Q
	Three months ended Jun. 30, 2005		Three months ended Sep. 30, 2005		Three months ended Dec. 31, 2005
	Amount	% change from the previous period	Amount	% change from the previous period	Amount	% change from the previous period
Net sales	265,073	(9.6)	280,185	(8.9)	319,232	9.3
Profit from operations	14,283	(58.9)	21,066	(23.0)	33,854	75.3
Pre-tax profit	17,215	(54.8)	28,920	(0.9)	41,842	92.7
Net income	8,603	(60.9)	15,611	(24.1)	25,779	76.4
EPS (diluted-yen)	45.88	—	83.26	—	137.49	—

Capital expenditures	27,036	128.9	24,985	48.5	18,702	6.4
Depreciation	13,149	(0.6)	14,933	6.2	16,727	8.0
R&D expenses	14,456	4.2	14,872	9.7	14,409	3.4

US$ exchange rate	108	—	111	—	117	—
Euro exchange rate	136	—	136	—	139	—

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2. Net Sales and Pre-tax Profit Trend

3

3. Operating Profit Trend by Segment

		(Yen in Millions)
		Fiscal 2005		Fiscal 2006
		3Q	4Q	1Q	2Q	3Q	Full-year forecast	Operating Profit Margin
Net sales	Components Business	135,295	131,403	133,414	144,523	151,399	575,000
	Equipment Business	134,351	127,615	108,061	109,712	141,534	512,000
	Others	27,889	33,958	28,168	30,866	30,550	127,000
	Adjustments and eliminations	(5,455)	(4,963)	(4,570)	(4,916)	(4,251)	(14,000)
	Total	292,080	288,013	265,073	280,185	319,232	1,200,000

Operating profit	Components Business	17,202	17,778	14,627	17,937	20,762	72,000	12.5%
	Equipment Business	(1,302)	35	(548)	388	10,551	24,000	4.7%
	Others	2,583	4,276	1,348	3,356	3,016	12,000	9.4%
	Total	18,483	22,089	15,427	21,681	34,329	108,000	9.0%

“Components Business” consists of Fine Ceramic Parts Group, Semiconductor Parts Group and Applied Ceramic Products Group Electronic Device Group.

“Equipment Business” consists of Telecommunications Equipment Group, Information Equipment Group and Optical Equipment Group.

“Total operating profit” represents the amount excluding corporate gain and loss, equity method gain and loss, and adjustments and eliminations from pre-tax profit.

Please refer to the accompanying note on page 1

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